SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated May 29, 2019.

TRANSLATION

Buenos Aires, May 29, 2019

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Agreements with related parties – Integración Energética Argentina S.A. (“IESASA”).

Dear Sirs:

Pursuant to the Regulations of the National Securities Commission (Comisión Nacional de Valores) and the terms of Article 73 of Law No. 26,831, please be advised that the report of the Audit Committee is available to shareholders at the registered office of YPF S.A. (the “Company”), located at Macacha Güemes 515 in the Autonomous City of Buenos Aires, in which it has issued its opinion relating to the bid placed by the Company at the National and International Public Tender N°CTEB 02/2019, pursuant to the tender process set forth in Resolution No. 160/19 of the Secretariat of Government of Energy, regarding the sale and transfer by IEASA of the goodwill of Thermal Power Station “Ensenada de Barragán”, concluding that the terms and conditions thereof are in accordance with normal and usual market standards for agreements entered into for similar operations between independent parties.

Yours faithfully,

Sergio Giorgi

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 30, 2019	By:	/s/ Sergio Giorgi
	Name:	Sergio Giorgi
	Title:	Market Relations Officer